Mail Stop 4561

February 5, 2009

By U.S. Mail and facsimile to (413)452-5281

Robert A. Massey
Senior Vice President and Treasurer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

Re: Hampden Bancorp, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 1-33144

Dear Mr. Massey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Critical Accounting Policies, page 39

1. Please revise this section to provided and expanded discussion of why management believes the policies disclosed are critical to its business. Please include a discussion that indentifies and describes the following:

- the critical accounting estimate;
- the methodology used in determining the critical accounting estimate;
- any underlying assumption that is about highly uncertain matters and any other underlying assumption that is material;

- any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- if applicable, why different estimates that would have had a material impact on the company's financial presentation could have been used in the current period; and

- if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

- an explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

- a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

- a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

- a statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

- if the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

- a discussion of the accounting estimate on a segment basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

Consolidated Statements of Operations, page F-4

2.   In future filings, please revise to present pro forma EPS on the face of the statements of operations assuming that the shares of the IPO were outstanding for all periods presented prior to the IPO. Include footnote disclosure discussing and the fact that the operations prior to the demutualization remained the same after the IPO.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief